September 11, 2015

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:                           Willis Lease Finance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 16, 2015

Response Dated August 13, 2015

File No. 1-15369

Dear Mr. Cash:

We, Willis Lease Finance Corporation (“Willis” or the “Company”), are responding to your letter dated September 3, 2015.  For ease of reference, the numbered paragraphs below correspond to the numbered comments of your letter, with your comments in bold italics.

Form 10-K for the period Ended December 31, 2014

Note 1 – Organization & Summary of Significant Accounting Policies, page 52

(d) Equipment Held for Operating Lease, page 53

1.                                      We note your response to our comment 4 in our letter dated July 16, 2015 in which you state “The typical 15 year holding period which we reference in our filings is separate from the useful life of our engines, and represents how long we anticipate holding a newly acquired engine. The useful life of a new engine can be in excess of 25 years….” As previously requested in prior bullet three, please revise your disclosures to ensure readers understand the period over which you depreciate both your new and older engines. In this regard, as the term “useful life” is the period over which depreciation is recognized pursuant to ASC 360-10-35, it appears that this terminology should be utilized in describing depreciation accounting policy for both your new and older engines. Your disclosures should also clearly indicate whether your policy “to review estimates regularly to accurately expense the cost of equipment over the useful life of the engines” on page 28 is for either types of engines or just your older engines.

Response:

In response to your question regarding our disclosure regarding depreciation and useful lives of our Equipment Held for Operating Lease, and to provide an example of our expanded disclosure to be incorporated in future Form 10-K filings, see tracked-changes version of the accounting policy disclosure from our 2014 Form 10-K filing incorporating our proposed changes below:

Based on specific aspects of the equipment, we generally depreciate engines on a straight-line basis over a 15-year period from the acquisition date to a 55% residual value. We believe that this methodology accurately reflects our typical holding period for the assets and, that the residual value assumption reasonably approximates the selling price of the assets 15 years from date of acquisition. Our typical 15 year holding period is the estimated useful life of our engines based on our business model and plans, and represents how long we anticipate holding a newly acquired engine. The technical useful life of a new engine can be in excess of 25 years. We review the useful life and residual values of all engines periodically as demand changes to accurately expense the cost of equipment over the useful life of the engines.

The useful life of older generation engines may be significantly less than 15 years, based upon the technical status of the engine, as well as supply and demand factors. For these older generation engines, the remaining useful life and our remaining expected holding period are typically the same. For older generation engines or aircraft that are unlikely to be repaired at the end of the current expected useful lives, we depreciate the engines or aircraft over their estimated lives to a residual value based on an estimate of the wholesale value of the parts after disassembly. As of December 31, 2014, 59 engines having a net book value of $140.4 million were depreciated under this policy. We adjust our estimates annually for these older generation assets, including updating our estimates of an engine’s remaining operating life as well as future residual value expected from part-out based on the current technical status of the engine.

We will also include in our future Form 10-K filings the expanded disclosure noted above under Leasing Activities in the Critical Accounting Policies and Estimates section of the MD&A.

* * *

As you requested, this letter constitutes a statement by the Company acknowledging that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you have any questions or further comments, please do not hesitate to contact me at (415) 408-4714.

Sincerely,

Willis Lease Finance Corporation

By:	/s/ Bradley S. Forsyth
Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation